FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 30, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES TWO PURPORTED CLASS ACTIONS FILED AGAINST THE COMPANY

While the Company has not issued any report concerning the matter set forth below, the Company’s controlling shareholder will report this matter under the Israeli reporting requirements and, consequently, the Company is filing this Form 6-K.

NETANYA, Israel, August 30, 2012 – Cellcom Israel Ltd. (NYSE: CEL) (the “Company”) announced today that two purported class actions were filed in August 2012, one against the Company and the other against the Company's subsidiary:

A purported class action was filed against the Company and two other cellular operators, alleging the defendants breached the Israeli Consumer Protection Regulations regarding replaced parts for repaired handsets. If the lawsuit is certified as a class action, the total amount claimed from all defendants is estimated by plaintiffs to be NIS 120 million without attributing any specific amount of claims to each defendant separately.

A purported class action was filed against 013 Netvision Ltd., a wholly owned subsidiary of the Company, and four other long distance operators, alleging the defendants charged their subscribers for a call initiation segment in violation of their license. If the lawsuit is certified as a class action, the total amount claimed from all defendants is estimated by plaintiffs to be NIS 56 million without attributing any specific amount of claims to each defendant separately.

At this preliminary stage, the Company is unable to assess the lawsuits' chances of success.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.333 million subscribers (as at June 30, 2012) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. Cellcom Israel operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks .Cellcom Israel offers Israel's broadest and largest customer service infrastructure, including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 30, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel